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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                        Consumer Portfolio Services, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   210502 100
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                                 (CUSIP Number)

   Charles E. Bradley, Sr.; c/o Stanwich Partners, Inc., 62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 2, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

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                                  SCHEDULE 13D
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CUSIP NO. 210502 100                                           Page 2 of 6 Pages
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1        NAME OF REPORTING PERSON
         I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Charles E. Bradley, Sr.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                         (b)[ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS 00 (See Item 3, infra)

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

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   NUMBER OF           7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                4,449,752
    OWNED              ---------------------------------------------------------
   BY EACH             8     SHARED VOTING POWER
  REPORTING
   PERSON                    50,832
    WITH               ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             4,449,752
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                       10    SHARED DISPOSITIVE POWER

                             50,832
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,708,074
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.9%
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14       TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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ITEM 1. SECURITY AND ISSUER.

        This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "Issuer"):

        Consumer Portfolio Services, Inc.
        2 Ada
        Irvine, California 92718

        The Issuer is a California corporation.

ITEM 2. IDENTITY AND BACKGROUND

        (a)    Name of person filing this statement:

               The name of the person filing this report is Charles E. Bradley, Sr. (the "REPORTING PERSON").

        (b)    Business address:

               c/o Stanwich Partners, Inc.
               62 Southfield Avenue
               One Stamford Landing
               Stamford, CT 06902

         (c)   Present principal occupation:

               President of Stanwich Partners, Inc., an investment firm which acquires controlling interests in companies in conjunction with the existing operating management of such companies.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   Citizenship - United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        In August 1998 the reporting person filed Amendment No.1 to Schedule 13D (the "First Amendment") with respect to his beneficial ownership of the Common Stock of the Issuer. His actual or potentially deemed beneficial ownership of such Common Stock has increased from that reported in the First Amendment as a result of the net effect of the transactions and circumstances described below in this Item 3 involving Stanwich Financial Services Corp.


                               Page 3 of 6 Pages


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("SFSC") and Stanwich Partners, Inc. ("SPI"). The reporting person is the
President, sole director and a 45% stockholder of SFSC. He is the President and a director of SPI, and he owns a majority of its outstanding voting stock. Because of these relationships, for purposes of Regulation 13D of the Securities and Exchange Commission ("REGULATION 13D"), he may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by SFSC and SPI.

        Since the filing of the First Amendment, SFSC made the following loans to the Issuer: $500,000 on August 13, 1998; $425,000 on August 21, 1998; and
$3,075,000 on September 2, 1998. Each of these loans is evidenced by a convertible promissory note issued by the Issuer to SFSC that bears interest at 15% per annum and is payable 180 days after the date of the loan. SFSC has the right, but not the obligation, to convert all or any portion of the principal of these notes into shares of the Issuer's Common Stock at any time prior to payment, at the rate of (i) $6.81 per share in the case of the $500,000 note,
(ii) $6.19 per share in the case of the $425,000 note and (iii) $2.875 per share in the case of the $3,075,000 note. The maximum number of shares issuable upon exercise of these conversion rights is 1,211,645. SFSC used its own funds to make all of such loans.

        In January 1998 the reporting person increased his ownership of the voting stock of SPI to more than 50%. SPI directly owns, and has owned since March 1996, 50,832 shares of the Issuer's Common Stock. The reporting person inadvertently failed to include these shares in his beneficial ownership of Common Stock reported in the First Amendment. The reporting person used his owns funds to increase his ownership interest in SPI.

        In the First Amendment, the reporting person inadvertently overstated by 20,000 the number of shares of the Issuer's Common Stock beneficially owned by him, other than the shares referred to in the preceding paragraph.

ITEM 4. PURPOSE OF THE TRANSACTION.

        The loans by SFSC to the Issuer referred to in Item 3, above, were all made for investment purposes and to provide additional capital for the Issuer. The reporting person increased his ownership of SPI, as described in Item 3, for investment purposes.

        None of subparts (a) through (j) of Item 4 is applicable, except that, with respect to subpart (a), shares of the Issuer's Common Stock will be issuable to SFSC if it exercises the conversion rights described in Item 3, above.


                               Page 4 of 6 Pages



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The reporting person beneficially owns or may be deemed to own an aggregate of 4,708,074 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 27.9% of the issued and outstanding shares of such Common Stock.

        (b) Number of shares as to which the reporting person has:

            (i)    sole power to vote or to direct the vote:           4,449,752

            (ii)   shared power to vote or to direct the vote:            50,832

            (iii)  sole power to dispose or to direct the
                   disposition of:                                     4,449,752

            (iv)   shared power to dispose or direct the
                   disposition of:                                        50,832

        Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting persons's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 543,459 shares that are owned by SFSC and 1,211,645 shares are not currently outstanding, but that SFSC has the right to acquire currently through the exercise of the conversion rights described in Item 3, above. The Beneficially Owned Shares also include 50,832 shares that are owned by SPI. The reporting person is the President and the sole director of SFSC, and he owns 45% of the outstanding shares of SFSC's voting stock. The reporting person is the President and a director of SPI, and he owns a majority of its outstanding voting stock. Because of these relationships, for purposes of Regulation 13D the reporting person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SFSC and SPI.

        On August 7, 1996, the reporting person granted an option to Charles E. Bradley, Jr., his son and the President of the Issuer, to purchase 600,000 of the reporting person's Beneficially Owned Shares for a price of $5.44 per share. This option is currently exercisable and expires on December 31, 1999.


                               Page 5 of 6 Pages

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        In addition, SFSC is the holder of three convertible subordinated notes
(the "1997 Convertible Notes"), each in the principal amount of $5,000,000 issued by the Issuer to SFSC on June 12, 1997. SFSC has the right to convert $1,000,000 of the principal of each such note into 84,317 shares of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such note is prepaid. If SFSC fully exercises its conversion rights under all of the 1997 Convertible Notes, it will be entitled to receive a total of 252,951 shares of Common Stock pursuant thereto. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this report.

        (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this filing or in the First Amendment.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The reporting person has pledged 1,600,000 shares of Common Stock to MainLine Bank and 1,073,048 shares of Common Stock to PNC Capital Corp. (as agent for itself and certain others) to secure, in the case of the former pledge, certain obligations of the reporting person and to secure, in the case of the latter pledge, certain obligations of another corporation in which the reporting persons has an interest. In addition, the reporting person, SFSC and SPI have pledged, respectively, 17,000 such shares, 543,459 such shares and 50,832 such shares to Madeleine, LLC to secure the obligations of another corporation in which the reporting person has an interest. SFSC has also pledged one of the 1997 Convertible Notes to Madeleine, LLC to secure the same obligations. No default has occurred under any of the governing pledge agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 24, 1998                         By: /s/   CHARLES E. BRADLEY, SR.
                                               ---------------------------------
                                               Name: Charles E. Bradley, Sr.


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